UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 11, 2005

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301 Quilicura Santiago Chile

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒     Form 40-F   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ MIGUEL NÚÑEZ SFEIR

Miguel Núñez Sfeir
Chief Financial Officer

Dated:  August 11, 2005

Distribucion y Servicio D&S S.A. Announces Second Quarter 2005 Results

          SANTIAGO, Chile, Aug. 11 /PRNewswire-FirstCall/ -- Distribucion y Servicio D&S S.A. (NYSE: DYS) (Latibex: XDYS) announced results for the second quarter 2005.

          Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at June 30, 2005 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$579.00).

          For an extended version of this report, please visit our website http://www.dys.cl .

          Highlights II Quarter 2005

          *  Net revenues up 7.4% to Ch$377,479 million (US$651.9 million).

          *  Gross income up 36.4%, gross margin rose 600 bp. from 22.3% in 2004 to 28.3% in 2005.

          *  Operating income up 182.9% to Ch$17,631 million (US$30.5 million); operating margin rose by 290 bp to 4.7% of revenues.

          *  68.1% increase in EBITDA; EBITDA margin increased 290 bp. to 8.1% of revenues.

          *  298.9% increase in net profit to Ch$10,208 million (US$17.6 million) representing 2.7% of revenues.

          *  New store opening: LIDER Vecino Talagante was opened on May 27, 2005, adding 3,675 sq.m of sales area in the Metropolitan Region.

          *  Capex (investment in buildings, land and infrastructure) for the period amounted to US$34.2 million.

          *  Financial debt as of June 30, 2005 totaled Ch$351,493 million  (US$611.8 million), 38.4% short term and 55.0% in public offering instruments (bonds and commercial papers).

          Material Events for the Period
          June 16, 2005: The Chilean Superintendency of Banks and Financial Institutions granted authorization for the PRESTO card to operate as an open credit card, subject to regulations of this agency.

          Results for the Second Quarter 2005
          For the second quarter 2005, net revenues increased 7.4% compared to the same period in 2004 to Ch$377,479 million (US$651.9 million). This increase resulted primarily from the 4.2% sales increase resulting from the opening of new LIDER and Farmalider stores in the course of the period July 2004-June 2005, and the 84.5% increase in revenues from the PRESTO financial services division. Same store sales (SSS) showed a 1.5% decrease in this second quarter 2005 compared to the same period in 2004. Gross income increased 36.4% to Ch$106,999 million (US$184.8 million), while gross income margin rose to 28.3% from 22.3% (600 bp. increase) in the same quarter of 2004. This increase is attributable to the evolution of the EDLP strategy, which was in high pitch during the second quarter 2004 and to a higher share of private label products in mass consumption products -- 27% growth in private label sales compared to the same period in 2004 -- together with the sustained increase of revenues from the PRESTO  financial services division. Selling and administrative expenses for this period increased by 23.7% totaling Ch$89,367 million (US$154.3 million), representing 23.7% of revenues, compared to  Ch$72,234 million (US$124.8 million) in the second quarter 2004. This is attributable to the new stores opened during the year 2004 (a total of six new stores: four LIDER Vecinos and two LIDER hypermarkets) and in 2005 (one new Lider Vecino) and to increased operating expenses in existing stores. Additionally, the PRESTO financial services division recorded 117.8% higher operating expenses, primarily referred to other operating expenses, which increased by 276.3%, from $1,905 million (US$3.3 million) in the second quarter 2004 to Ch$7,169 million (US$12.4 million) in 2005, and to the 40.0% increase in allowances for doubtful accounts, explained by the changes introduced in the provisioning and write-off policies removed, and also consistent with growth in outstanding receivables and higher revenues from this division, thus contributing to the overall increase in consolidated operating expenses.

          Operating income increased by 182.9% amounting to Ch$17,631 million (US$30.5 million) equivalent to 4.7% of revenues, compared to operating profit of Ch$6,233 million (US$10.8 million), representing 1.8% of revenues in the second quarter of 2004. EBITDA for this quarter increased by 68.1% compared to the same period in 2004, totaling Ch$30,634 million (US$52.9 million) equivalent to 8.1% of revenues. Net income increased by 298.9% amounting to Ch$10,208 million (US$17.6 million) representing 2.7% of revenues compared to results for the same period in 2004 when net profit totaled Ch$2,559 million (US$4.4 million), equivalent to 0.7% of revenues.

Second Quarter Consolidated Results

	2005

	Ch$ million	US$ million	%

Sales	319,203	551.3	84.6%
Other Income	58,276	100.6	15.4%
Net revenues	377,479	651.9	100.0%
Cost of sales	270,480	467.2	71.7%
Gross Income / Margin	106,999	184.8	28.3%
Recurring Operating Expenses	76,165	131.5	20.2%
Start-up Expenses	200	0.3	0.1%
Total Operating Expenses (SG&A)	76,365	131.9	20.2%
EBITDA	30,634	52.9	8.1%
Depreciation	13,002	22.5	3.4%
Total Operating Expenses	89,367	154.3	23.7%
Operating Income	17,631	30.5	4.7%
Financial Expenses	(5,180)	(8.9)	-1.4%
Other Non-operating Income (Expenses)	532	0.9	0.1%
Monetary Correction	(168)	(0.3)	0.0%
Non-Operating Income	(4,816)	(8.3)	-1.3%
Income before Tax	12,815	22.1	3.4%
Income Tax	(2,712)	(4.7)	-0.7%
Minority Interest	15	0.0	0.0%
Income	10,119	17.5	2.7%
Amortization of Goodwill	90	0.2	0.0%
Net Income	10,208	17.6	2.7%

	2004

	Ch$ million	US$ million	%	Var. %

Sales	306,248	528.9	87.2%	4.2%
Other Income	45,101	77.9	12.8%	29.2%
Net revenues	351,349	606.8	100.0%	7.4%
Cost of sales	272,881	471.3	77.7%	-0.9%
Gross Income / Margin	78,468	135.5	22.3%	36.4%
Recurring Operating Expenses	60,094	103.8	17.1%	26.7%
Start-up Expenses	145	0.3	0.0%	38.2%
Total Operating Expenses (SG&A)	60,239	104.0	17.1%	26.8%
EBITDA	18,228	31.5	5.2%	68.1%
Depreciation	11,995	20.7	3.4%	8.4%
Total Operating Expenses	72,234	124.8	20.6%	23.7%
Operating Income	6,233	10.8	1.8%	182.9%
Financial Expenses	(4,725)	(8.2)	-1.3%	9.6%
Other Non-operating Income (Expenses)	(238)	(0.4)	-0.1%	-324.0%
Monetary Correction	1,094	1.9	0.3%	-115.4%
Non-Operating Income	(3,869)	(6.7)	-1.1%	24.5%
Income before Tax	2,364	4.1	0.7%	442.0%
Income Tax	83	0.1	0.0%	-3378.3%
Minority Interest	22	0.0	0.0%	-30.6%
Income	2,469	4.3	0.7%	309.8%
Amortization of Goodwill	90	0.2	0.0%	0.0%
Net Income	2,559	4.4	0.7%	298.9%

          Currency of June 2005, exchange rate US$=Ch$579.00 of June 30, 2005.

SOURCE  Distribucion y Servicio D&S S.A.
          -0-                             08/11/2005
          /CONTACT:  Miguel Nunez, CFO, +011-56-2-484-7750, or mnunez@dys.cl, or Loreto Bradford, IRO, +011-56-2-484-7757, or lbradford@dys.cl, both of Distribucion y Servicio D&S/
          /First Call Analyst: /
          /FCMN Contact: lbradford@dys.cl /
          /Web site:  http://www.dys.cl /
          (DYS)